Contact

www.linkedin.com/in/nicki-maron-7713bbb1 (LinkedIn)

Top Skills

Social Media
Social Media Marketing
Microsoft Excel

Nicki Maron

Co-Founder, CMO of Blushington
Los Angeles County, California, United States

Experience

Blushington Holdings Inc.

10 years 3 months

Co-Founder, Chief Marketing Officer
March 2024 - Present (5 months)
New York, United States

Co-Founder, Chief Marketing Officer
May 2014 - July 2024 (10 years 3 months)
Los Angeles, California, United States

The Female Founder Collective

Female Founder Collective
February 2019 - Present (5 years 6 months)

Washington University in St. Louis

14 years 7 months

Washington University Alumni Board of Directors
January 2016 - November 2023 (7 years 11 months)

Co-Chair of LA's APAP Program
May 2009 - January 2016 (6 years 9 months)
Los Angeles

VISIONARY WOMEN

Under 35 Board Visionary Women
July 2018 - May 2023 (4 years 11 months)

United Friends of the Children

United Friends Of The Children Next Generation Board
January 2020 - January 2023 (3 years 1 month)

Best Buddies

Board of Directors on Best Buddies Talent Relations
January 2016 - January 2023 (7 years 1 month)

Doozer Productions
Assistant to Bill Lawrence
June 2011 - May 2014 (3 years)

Bill Lawrence's TV Comedy Production Company ("Scrubs," "Spin City,"
"Cougar Town," "Clone High," "Surviving Jack," "Ground Floor," "Undateable")

ABC Studios
Assistant to SVP of Comedy
September 2010 - June 2011 (10 months)

Assistant to SVP of Comedy

Mutant Enemy Productions
Assistant to Joss Whedon
August 2009 - September 2010 (1 year 2 months)
Los Angeles

Buffy the Vampire Slayer, Doll House, The Avengers

_____

Education

Washington University in St. Louis